UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05614L 10 0

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.05614L 10 0

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,180,506
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,180,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,180,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO.05614L 10 0

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,180,506
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,180,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,180,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO.05614L 10 0

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,180,506
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,180,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,180,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO.05614L 10 0

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,180,506
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,180,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,180,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO.05614L 10 0

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,180,506
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,180,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,180,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO.05614L 10 0

1	NAME OF REPORTING PERSON

STEEL PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		75,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO.05614L 10 0

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		75,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO.05614L 10 0

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277.

Item 2.	Identity and Background.

(a)       This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Steel Excel Inc., a Delaware corporation (“Steel Excel”), Steel Partners Ltd., a Delaware corporation (“SPL”), and Warren G. Lichtenstein. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

Warren G. Lichtenstein is the Chief Executive Officer and a control person of SPL. Accordingly, for purposes of this statement, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

The Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of Steel Holdings GP, (ii) the executive officers and directors of Steel Excel and (iii) the executive officers and directors of SPL. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, including on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)       Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Steel Excel provides drilling and production services to the oil and gas industry and owns a youth sports business. SPL is a holding company. The principal occupation of Warren G. Lichtenstein is serving as Executive Chairman of Steel Holdings GP. Mr. Lichtenstein is also the Chairman of Steel Excel and the Chief Executive Officer of SPL.

9

CUSIP NO.05614L 10 0

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the individuals who are Reporting Persons or listed on Schedule A is a citizen of the United States of America. Each of the entities that are Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,180,506 Shares owned directly by Steel Excel is approximately $28,632,587, including brokerage commissions. Such Shares were acquired with funds of Steel Excel and an affiliated entity that initially purchased a portion of the Shares prior to being transferred to Steel Excel.

The aggregate purchase price of the 75,000 Shares owned directly by SPL is approximately $310,175, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

The Reporting Persons effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

10

CUSIP NO.05614L 10 0

On December 15, 2017, Steel Holdings made a proposal to the Issuer to acquire all of the Shares not owned by Steel Holdings or its subsidiaries for $6.00 per share in cash, representing a premium of approximately 33% over the then 30-day volume-weighted average price of the Shares. However, the Issuer has been unwilling to engage in any meaningful discussions with the Reporting Persons regarding this proposal. The Reporting Persons intend to continue to communicate with the Issuer’s management and board of directors about a broad range of strategic and operational matters, including, without limitation, a sale of the Issuer, as a means of enhancing shareholder value. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, board composition, ownership, capital or corporate structure, capital allocation, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the board of directors, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Such proposals or plans may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 44,049,127 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

As of the close of business on the date hereof, Steel Excel owned directly 5,180,506 Shares, constituting approximately 11.8% of the Shares outstanding. By virtue of their relationships with Steel Excel discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

As of the close of business on the date hereof, SPL owned directly 75,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)       Each of Steel Excel, SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP may be deemed to have shared power to vote and dispose of the Shares owned directly by Steel Excel. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares owned directly by SPL.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

11

CUSIP NO.05614L 10 0

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 5, 2018.

12

CUSIP NO.05614L 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2018	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

13

CUSIP NO.05614L 10 0

STEEL EXCEL INC.

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Treasurer

STEEL PARTNERS LTD.

By:	/s/ Mario Marcon
Mario Marcon, Chief Financial Officer

/s/ Mario Marcon
Mario Marcon as Attorney-In-Fact for Warren G. Lichtenstein

14

CUSIP NO.05614L 10 0

SCHEDULE A

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard[1], President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Douglas B. Woodworth, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

William T. Fejes, President of the Steel Services, Ltd. subsidiary and Diversified Industrial segment	President of the Steel Services, Ltd. subsidiary and Diversified Industrial segment of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Lon Rosen, Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	1 Fayette Street, Conshohocken, PA 19428

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

General Richard I. Neal, Director	Retired	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

CUSIP NO. 05614L 10 0

Executive Officers and Directors of Steel Excel Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard[1], President, Secretary and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Douglas B. Woodworth, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 05614L 10 0

Executive Officers and Directors of Steel Partners Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chief Executive Officer	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard[1], President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Mario Marcon, Chief Financial Officer	Employee of Steel Services, Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Leonard Toboroff, Director	Attorney	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

1 As of the close of business on the date hereof, Jack L. Howard directly owned 25,000 Shares and may be deemed to beneficially own an additional 25,000 Shares directly owned by EMH Howard, LLC (“EMH”), an affiliate of Mr. Howard, constituting in the aggregate less than 1% of the Shares outstanding. The aggregate purchase price of the Shares owned directly by Mr. Howard is approximately $102,680, including brokerage commissions. Such Shares were acquired with the personal funds of Mr. Howard. The aggregate purchase price of the Shares owned directly by EMH is approximately $102,680, including brokerage commissions. Such Shares were acquired with the working capital of EMH. Mr. Howard has or may be deemed to have the sole power to vote and dispose of all such Shares and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, all such Shares.

CUSIP NO. 05614L 10 0

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

Steel Excel inc.

35,533	5.98810	1/26/2018
212,400	6.25140	1/29/2018
476,067	6.35020	1/30/2018
374,212	6.47640	1/31/2018
601,030	6.58090	2/01/2018

380,758	6.27420	2/02/2018
1,000,506	5.97890	2/05/2018